

September 11, 2023

Jing Yuan
Chief Financial Officer
ZEEKR Intelligent Technology Holding Ltd
No. 1388 Minshan Road
Xinqi Street, Beilun District
Ningbo, Zhejiang
People's Republic of China

      **Re: ZEEKR Intelligent Technology Holding Ltd**
          **Amendment No. 3 to Draft Registration Statement on Form F-1**
          **Submitted March 23, 2023**
          **CIK No. 0001954042**

Dear Jing Yuan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 filed August 18, 2023

General

1. We note your disclosures on pages 28; 29; 30; and 109, that "Vehicle production in ZEEKR Factory was temporarily suspended in early 2022;" that customer complaints related to vehicle delivery delays; that "Any problems or delays in ramping and maintaining operations of the ZEEKR Factory or the Chengdu Factory could negatively affect the production of [y]our BEVs;" and that "[Y]our revenues from vehicles sales temporarily decreased in the first quarter of 2023 amid the market uncertainties and fluctuations around economic recovery in China, but quickly returned to the normal level

in the second quarter of 2023." Please revise your disclosure wherever applicable throughout your prospectus to disclose whether you have experienced any delays or suspensions of your vehicle manufacture, and the reason for such delays or suspensions.

2. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was submitted on March 23, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government's intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the March 23, 2023 submission.

3. Please update your disclosure with respect to the status of your filing with the CSRC or disclose why you have not yet filed materials with the CSRC.

4. Please tell us why you deleted disclosure regarding the exclusive forum provision from page 193, given your disclosure on page 75.

You may contact t Charles Eastman at (202) 551-3794 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Li He